Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 5, 2018

Re:	TerraCycle US Inc.
Amendment No. 3 to
Offering Statement on Form 1-A
Filed December 22, 2017
File No. 024-10734

Dear Ms. Long:

We acknowledge receipt of comments in your letter of January 5, 2018 regarding the Offering Statement of TerraCycle US Inc. (the “Company”), which we have set out below, together with our responses.

Use of Proceeds to Issuer, page 25

1. Please expand your disclosure to include the payment to charities perk for each investor in this offering.

We have expanded the disclosure as requested.

Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1

2. As previously requested in comment 3 in our letter dated December 21, 2017, please include an adjustment to the pro forma statements of income for the increase in depreciation and/or amortization expense for the step up in the carrying value of Air Cycle Corporation’s property and equipment, net to fair value. In this regard, we note you made a $6,988 adjustment with reference to footnote (e).

We have included the adjustment as requested.

3. We note your response to comment 4 in our letter dated December 21, 2017. Please note that the pro forma statements of income are prepared assuming the transaction occurred as of January 1, 2016, and not June 30, 2017. Please refer to the first paragraph on page PF-1. As such, we continue to request that you include an adjustment to the pro forma statements of income for interest expense related to the promissory note to the seller of Air Cycle Corporation.

We have included the adjustment as requested.

If you have additional comments or questions, please contact me at sara.hanks@khlklaw.com.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
CrowdCheck Law, LLP (f/k/a KHLK LLP)

cc: Richard Perl

TerraCycle US Inc.